Mail Stop 3561

November 20, 2009

David C. Wajsgras
Senior Vice President and Chief Financial Officer
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

        Re: Raytheon Company
        File No. 001-13699
        Form 8-K: Furnished on October 22, 2009

Dear Mr. Wajsgras:

      We have reviewed your response letter dated November 4, 2009 and have the following comment. Unless otherwise indicated, we believe you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 8-K furnished on October 22, 2009

      We note your response to our prior comment 1. It is still unclear to us why the presentation of "FAS/CAS Adjusted EPS" is useful to investors. Please disclose why investors benefit from understanding the measure that management itself uses to evaluate and forecast the company's performance. Please also specifically disclose how adjusting for the differences in amortization of historical gains and losses creates a measure that is representative of current operating performance and why investors should use CAS expense when evaluating your performance. Please provide us with a copy of your intended revised disclosure. Alternatively, please discontinue presenting "FAS/CAS Adjusted EPS".

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief